Exhibit 99.6
FORM OF NOTICE OF GUARANTEED DELIVERY
FOR
NON-TRANSFERABLE SUBSCRIPTION RIGHTS
CERTIFICATES
ISSUED BY AZURE POWER GLOBAL LIMITED
This form, or one substantially equivalent hereto, must be used to exercise the non-transferable subscription rights (the “rights”) pursuant to the rights offering (the “rights offering”) of Azure Power Global Limited, a Mauritius company (the “Company”), as described in the Company’s prospectus supplement, dated December 27, 2021 (together with the accompanying base prospectus, dated December 10, 2021, the “Prospectus”)., if a holder of rights cannot deliver the certificate(s) evidencing the rights (the “rights certificates”) to the subscription agent listed below (the “subscription agent”) prior to 5:00 p.m. New York City time on January 24, 2022 (the “expiration date”), unless extended by the Company.
Such form must be delivered by first class mail, overnight courier or sent by email transmission to the subscription agent and must be received by the subscription agent prior to the expiration date. See “The Rights Offering — Guaranteed Delivery Procedures” in the Prospectus.
Payment of the subscription price (the “Subscription Price”) of $15.79 of equity share, par value $0.000625 per share (an “Equity Share”), subscribed for upon exercise of such rights must be received by the subscription agent in the manner specified in the Prospectus prior to the expiration date even if the rights certificates evidencing such rights are being delivered pursuant to the Guaranteed Delivery Procedures thereof. See “The Rights Offering — Guaranteed Delivery Procedures” in the Prospectus. Each Right will allow the holder thereof to subscribe for 0.3275 Equity Shares (the “Basic Subscription Right”) at the Subscription Price of $15.79 per whole Equity Share (the “Subscription Price”). Fractional rights will not be issued. Fractional rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 15,828,917 Equity Shares in the rights offering.
THE SUBSCRIPTION AGENT IS:
By Mail:
Computershare
Attn: Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011
By Overnight Courier:
Computershare
Attn: Corporate Actions
150 Royall Street, Suite V
Canton, MA 02021
If By Email: canoticeofguarantee@computershare.com
DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA AN EMAIL ADDRESS OTHER THAN ONE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE ABOVE EMAIL ADDRESS CAN ONLY BE USED FOR DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY. ANY TRANSMISSION OF OTHER MATERIALS WILL NOT BE ACCEPTED AND WILL NOT BE CONSIDERED A VALID SUBMISSION FOR THE OFFER.
The undersigned, a member firm of the NYSE, Nasdaq or other national exchange, or bank or trust company, must communicate this guarantee and the amount of Notes subscribed for in connection with this guarantee, (separately disclosed as to the basic subscription privilege and the over-subscription privilege, subject, in the case of the over- subscription privilege, to proration, as described in the Prospectus) to the subscription agent and must deliver this Notice of Guaranteed Delivery, to the subscription agent, prior to 5:00 p.m., New York City time, on the Expiration Date, guaranteeing delivery of (a) payment in full for all subscribed Notes and (b) a properly completed and signed rights certificate (which certificate and full payment (at the subscription price of $15.79 per share) must then be delivered to the subscription agent no later than the close of business of the second business day after the expiration date). Failure to do so will result in a forfeiture of the rights.

Ladies and Gentlemen:
The undersigned, a member firm of the NYSE, Nasdaq or other national exchange, or a bank or trust company, having an office or correspondent in the United States, guarantees delivery to the subscription agent prior to 5:00 p.m., New York City time, on the second business day after the expiration date (January 26, 2022), unless extended, as described in the Prospectus, of (a) a properly completed and executed rights certificate and (b) payment in full for all subscribed Equity Shares. Participants should notify the subscription agent prior to covering through the submission of a physical security directly to the subscription agent based on a guaranteed delivery that was submitted via the PSOP platform of The Depository Trust Company (“DTC”).
Price for Equity Shares subscribed for under the Basic Subscription Right as subscription indicated herein or in the rights certificate.
Method of delivery of the Notice of Guaranteed
Delivery (circle one)
A. Through DTC
B. Direct to Computershare, as Subscription Agent.
Please reference below the registration of the rights to be delivered.

PLEASE ASSIGN A UNIQUE CONTROL NUMBER
FOR EACH GUARANTEE SUBMITTED. This
number needs to be referenced on any direct delivery
of rights or any delivery through DTC.
Name of Firm
Authorized Signature
DTC Participant Number
Title
Address
Name (Please Type or Print)
Zip Code
Phone Number
Contact Name
Date

The institution that completes this form must communicate the guarantee to the subscription agent and must deliver the rights certificate(s) to the subscription agent within the time period shown in the Prospectus. Failure to do so could result in a financial loss to such institution.